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                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549





                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                              AXEDA SYSTEMS INC. .
                        f/k/a RAVISENT TECHNOLOGIES, INC.
         ------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
         ------------------------------------------------------------
                         (Title of Class of Securities)


                                    754440105
         ------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]   Rule 13d-1(b)

           [ ]   Rule 13d-1(c)

           [x]   Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 754440105                                                                   PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          APAX ISRAEL PARTNERS II, L.P.
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------------------------------------------
   NUMBER OF
                        5.    SOLE VOTING POWER
     SHARES                   0
                        --------------------------------------------------------------------------------------
  BENEFICIALLY          6.    SHARED VOTING POWER
                              1,179,160**
    OWNED BY            --------------------------------------------------------------------------------------
                        7.    SOLE DISPOSITIVE POWER
     EACH                     0
                        --------------------------------------------------------------------------------------
   REPORTING            8.    SHARED DISPOSITIVE POWER
                              1,179,160**
   PERSON WITH
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,179,160**
--------------------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                                                          [ ]
--------------------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.4
--------------------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------------------------------------------

** SEE RIDER A

-------------------------------------------- ---------------------------- ------------------------------------------
CUSIP NO. 754440105                                                       PAGE  3  OF  7  PAGES
--------- ----------------------------------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          APAX-LEUMI, INC.
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------------------------------------------
   NUMBER OF
                        5.    SOLE VOTING POWER
     SHARES                   0
                        --------------------------------------------------------------------------------------
  BENEFICIALLY          6.    SHARED VOTING POWER
                              829,821**
    OWNED BY            --------------------------------------------------------------------------------------
                        7.    SOLE DISPOSITIVE POWER
     EACH                     0
                        --------------------------------------------------------------------------------------
   REPORTING            8.    SHARED DISPOSITIVE POWER
                              829,821**
   PERSON WITH
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          829,821**
--------------------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                                                          [ ]
--------------------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.0
--------------------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------------------------------------------

** SEE RIDER A

                                                               PAGE 4 OF 7 PAGES

Item 1.            (a)  Name of Issuer:
                              Axeda Systems Inc., f/k/a Ravisent Technologies Inc.

                   (b)  Address of Issuer's Principal Executive Offices:
                              257 Great Valley Parkway, Malvern, PA 19355

Item 2.            (a)  Name of Person Filing:

                            (i) Apax Israel Partners II, L.P.
                           (ii) Apax-Leumi, Inc.

                   (b)  Address of Principal Business Office or, if none, Residence:
                            (i) and (ii) 15 Portland Place, London W1B 1PT, England

                   (c)  Citizenship:
                            (i) and (ii) Delaware

                   (d)  Title of Class of Securities:
                              Common Stock

                   (e)  CUSIP Number:
                              754440105

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or Rule 3d-2(b) or (c), check whether the person filing is a:

            (a)    [ ]  Broker or dealer registered under Section 15 of the Act.

            (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)    [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

            (d)    [ ]  Investment company registered under Section 8 of the Investment Company Act of 1940.

            (e)    [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f)    [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)    [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)    [ ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i)    [ ]  A church plan that is excluded from the definition of an investment company under Section

            (j)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                                               PAGE 5 OF 7 PAGES

Item 4. Ownership.

        (a)  Amount beneficially owned:
             See Row 9 of Cover Page for each Reporting Person

        (b)  Percent of class:
             See Row 11 of Cover Page for each Reporting Person

        (c)  Number of shares such person has:

                 (i) Sole power to vote or to direct the vote:  0.

                (ii) Shared power to vote or to direct the vote:
                     See Row 6 of Cover Page for each Reporting Person

               (iii) Sole power to dispose or to direct the disposition of: 0.

                (iv) Shared power to dispose or to direct the disposition of:
                     See Row 8 of Cover Page for each Reporting Person

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Under certain circumstances set forth in the limited partnership agreement of Israel Growth Fund
             L.P., the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the issuer owned by such entity.

             Under certain circumstances set forth in the limited partnership agreement of Apax Israel II L.P.
             and Apax Israel II (Israel) L.P., the general and limited partners of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the issuer owned by each such entity of which they are a partner.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
             By the Parent Holding Company.
                      Not applicable.

Item 8.      Identification and Classification of Members of the Group.
                      Apax Israel Partners II, L.P. and Apax-Leumi, Inc.

Item 9.      Notice of Dissolution of Group.
                      Not applicable.



                                                               PAGE 6 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 11, 2002
                                           -----------------------------------
                                                          (Date)


                                           APAX ISRAEL PARTNERS II, L.P.
                                           BY: APAX ISRAEL G.P. INC.
                                           its General Partner

                                           BY: /s/ Allan Barkat
                                              --------------------------------
                                                         (Signature)

                                           Allan Barkat, President
                                           -----------------------------------
                                                         (Name/Title)


                                           APAX-LEUMI, INC.


                                           BY: /s/ Allan Barkat
                                              --------------------------------
                                                         (Signature)
                                           Allan Barkat, President
                                           -----------------------------------
                                                         (Name/Title)



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                               PAGE 7 OF 7 PAGES


                                    RIDER A

As of December 31, 2001, Apax-Leumi, Inc. ("ALI") may be deemed to be the beneficial owner of 174,578 ordinary shares (0.6%) owned by Israel Growth Fund, LP ("IGF"), a Delaware limited partnership. IGF is managed or advised by ALI and, as such, ALI may be deemed to have shared voting and dispositive power with respect to such shares.

As of December 31, 2001, Apax Israel Partners, II, LP ("AIP") may be deemed to be the beneficial owner of 384,615 ordinary shares (1.5%) owned by Apax Israel II ("AI"), a Delaware limited partnership. AI is managed or advised by AIP and, as such, AIP may be deemed to have shared voting and dispositive power with respect to such shares.

As of December 31, 2001, Apax Europe IV GP Co Limited ("AE") may be deemed to be the beneficial owner of 1,384,615 ordinary shares (5.5%) owned by Apax Europe IV GP, L.P. Apax Europe IV GP, L.P. is managed or advised by AE and, as such AE may be deemed to have shared voting and dispositive power with respect to such shares.

** Apax Israel Partners II, L.P. is the general partner of Apax Israel II L.P., Apax Israel II (Israel) L.P., Apax Israel II Entrepreneur's Club L.P., and Apax Israel II Entrepreneur's Club (Israel) L.P. and may be deemed to have shared power to vote and shared power to dispose of 1,016,970 shares of common stock owned by Apax Israel II L.P., 139,185 shares of common stock owned by Apax Israel II (Israel) L.P., 12,768 shares of common stock owned by Apax Israel II Entrepreneur's Club L.P., and 10,237 shares of common stock owned by Apax Israel II Entrepreneur's Club (Israel) L.P.

Apax-Leumi Inc. is the general partner of Israel Growth Fund L.P. and may be deemed to have shared power to vote and shared power to dispose of the 829,821 shares of common stock owned by Israel Growth Fund L.P.

This filing reflects the inclusion of an aggregate of 252,889 shares of common stock which Apax Israel Partners II, L.P. may be deemed to be the beneficial owner which are subject to certain escrow provisions and are owned by certain of the entities listed above. This filing reflects the inclusion of an aggregate of 177,972 shares of common stock which Apax-Leumi, Inc. may be deemed to be the beneficial owner, which are subject to certain escrow provisions and are owned by Israel Growth Fund, L.P.

This filing does not include 3,323,160 shares of common stock owned by funds managed or advised by Apax Partners, Inc. and its affiliates.

This filing does not include 847,589 shares of common stock owned by funds managed or advised by Apax Partners & Co. Beteiligungsberatung GmbH and its affiliates; and 2,008,981 shares owned by funds managed or advised by Apax Partners Israel Ltd., a company formed under the laws of the State of Israel, and its affiliates.